Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190955

Relating to the Preliminary Prospectus Supplement dated February 1, 2016

(to Prospectus dated September 3, 2013)

$500,000,000

Starbucks Corporation

2.100% Senior Notes due 2021

Pricing Term Sheet

February 1, 2016

Issuer:	Starbucks Corporation

Ratings (Moody’s/S&P/Fitch):*	A2/A-/A

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	February 1, 2016

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Wells Fargo Securities, LLC

U.S. Bancorp Investments, Inc.

Scotia Capital (USA) Inc.

HSBC Securities (USA) Inc.

Rabo Securities USA, Inc.

Blaylock Beal Van, LLC

Loop Capital Markets LLC

The Williams Capital Group, L.P.

Principal Amount:	$500,000,000

Maturity Date:	February 4, 2021

Settlement Date:	February 4, 2016 (T+3)

Interest Payment Dates:	February 4 and August 4, beginning August 4, 2016

Interest Payment Record Dates:	January 20 and July 20

Benchmark Treasury:	UST 1.375% due January 31, 2021

Benchmark Treasury Price/Yield:	100-02; 1.362%

Spread to Benchmark Treasury:	+75 basis points

Yield to Maturity:	2.112%

Coupon (Interest Rate):	2.100% per annum

Price to Public (Issue Price):	99.943%

Optional Redemption:

The notes will be redeemable at the Issuer’s option at any time prior to January 4, 2021 (one month prior to their February 4, 2021 maturity date), in whole at any time or in part from time to time, at a redemption price equal to (A) the greater of (i) 100% of the aggregate principal amount of the notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the notes being redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 15 basis points, plus (B) accrued and unpaid interest on the notes being redeemed to the redemption date.

At any time on and after January 4, 2021 (one month prior to their February 4, 2021 maturity date), the Issuer may redeem some or all of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the notes by Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the notes, to make an offer to purchase the notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

CUSIP/ISIN:	855244 AJ8/US855244AJ85

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling Goldman, Sachs & Co. collect at (212) 902-1171; J.P. Morgan Securities, LLC. collect at (212)-834-4533; or Morgan Stanley & Co. LLC toll-free at (866) 718-1649.